EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

May 29, 2017	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO FILES TECHNICAL REPORT ON SEDAR

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to announce that it has filed the completed “Technical Report on the Avino Property, Durango, Mexico” on the company’s profile on the SEDAR system, with the effective date of April 11, 2017, pursuant to Avino’s news release dated the same day. The Technical Report, pertaining to the Preliminary Economic Assessment (“PEA”) of re-treating the Avino mine tailings, includes the results from the Company’s recent 2016 Resource Estimate (see news release dated September 26, 2016). The PEA was prepared in accordance with National Instrument 43-101 by Tetra Tech Canada Inc. (“Tetra Tech).

Highlights of the Oxide Tailings Preliminary Economic Assessment

•	Significant pre-tax NPV8% of US$40.5 million
•	Attractive pre-tax IRR of 48.4%
•	2 year pay-back period
•	Total capital expenditures of US$28.5 million
•	7 year mine life with LOM of 3.12 million tonnes of oxide tailings material

The Oxide Tailings deposit comprises historic recovery plant residue material deposited during the earlier period of open pit mining of the Avino Vein, when there were poor process plant recoveries for silver and gold. The oxide tailings are partially covered by younger unconsolidated sulphide tailings on the northwest side of the property. For more information see Avino’s news release dated April 11, 2017.

The Company cautions that the PEA is preliminary in nature in that it is based on Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Qualified Person(s)

The Qualified Persons as defined by NI 43-101, who supervised and are responsible for the Technical Report on the Oxide Tailings Retreatment of the Avino Mine, and have reviewed the scientific, technical and financial content of this news release, are Hassan Ghaffari, MASc., P.Eng., P.Eng, Jianhui Huang, PhD., P.Eng, of Tetra Tech Canada Inc., Sabry Abdel‐Hafez, PhD., (previously with Tetra Tech Canada Inc.) and Michael O’Brien P.Geo., Pr.Sci.Nat., who is an employee of QG Australia Pty Ltd (an ARANZ Geo Company) and independent of Avino, as defined by Section 1.5 of NI 43-101.

Avino's projects are under the supervision of Jasman Yee P.Eng, Avino Director, who is a qualified person within the context of National Instrument 43-101. He has reviewed and approved the technical data in this news release.

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About Avino

Avino's is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, anticipated capital costs and operational costs, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties as set forth in our regulatory filings in Canada and the U.S.. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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